May 11, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2019
Form 10-Q for the Period Ended September 30, 2019
Form 8-K filed November 12, 2019
File No. 001-33861

Dear Ms. Gilmore and Mr. James:

On behalf of Motorcar Parts of America, Inc. (the “Company,” “we,” “us” or “our”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 14, 2020, provided in response to our initial response letter dated March 2, 2020.

We have carefully considered the Commission’s guidance, and, for ease of review, we have set forth below the numbered comments of your letter in bold type followed by our response thereto.

Comments:

Form 8-K filed November 12, 2019
Exhibit 99.1, page 1

1.
We note your response to prior comment 4 and the information provided to us in our call held on March 13, 2020. To help us fully understand why you believe certain of the non-GAAP adjustments made to arrive at your non-GAAP financial measures are important to an understanding of your results of operations and how they comply with Item 10(e) of Regulation S-K and Regulation G, please address the following:

●	Describe to us the nature of cores in your business and provide us with an example depicting the accounting for cores throughout their lifecycle.

Response:

When we sell a finished good to a retailer customer, we assign a portion of the price to the core (“Remanufactured Core”) and a portion to the remainder of the finished good. When the retailer sells the finished good to the consumer, the retailer offers a credit to the consumer if they return their old automotive part (“Used Core”). This Used Core is the foundation of our inventory that is used in the remanufacturing process. Our remanufacturing process takes a Used Core, breaks it down into its component parts, replaces those components that cannot be remanufactured and reassembles it using a combination of remanufactured items and new components into a remanufactured automobile part that we sell to customers.

Used Cores are either acquired from retailers’ customers in accordance with our core exchange programs or from core brokers. Used Cores purchased from core brokers as raw materials for the production process follow our normal procurement to payment process.

As the Used Cores are processed into finished products with Remanufactured Cores, all additional costs (the “Unit Value”) including component raw materials, labor, and overhead involved in remanufacturing the core into a saleable product, are capitalized to Inventory.

The “core exchange program” is the contractual arrangement between us and our customers regarding products sold to the customer that contain Remanufactured Cores. Currently we have two primary types of core exchange programs, referred to as “Full Value” and “Nominal Value.” These programs cover over 90% of our gross sales of products sold with Remanufactured Cores.

Sales of remanufactured finished goods

When a finished product containing a Remanufactured Core is sold to the customer, Revenue and the related Cost of Goods Sold is recognized for the unit price and Unit Value, respectively.

Under a Full Value core exchange program, we invoice and collect from customers a deposit for the Remanufactured Cores based on the core exchange value included in the agreement with the customer. For these Remanufactured Cores, core revenue is recognized based upon an estimate of the rate at which these customers will forfeit their Remanufactured Core deposit in lieu of sending back similar Used Cores under the core exchange program, which is generally based on previous history with the customer. The remainder of the Remanufactured Core deposit is recorded as a Contract Liability. The Remanufactured Cores expected to be returned are reclassified from Inventory to Contract Assets upon a sale of products containing a Remanufactured Core.

Under a Nominal Value core exchange program, we invoice and collect from customers a nominal deposit (generally $0.01 or less) for the Remanufactured Cores based on the core exchange value included in the agreement with the customer. For these Remanufactured Cores, core revenue is recognized based upon an estimate of the rate at which these customers will pay us based on contractually agreed upon pricing in lieu of sending back Used Cores under the core exchange program, which is generally based on previous history with the customer. The remainder of the nominal price invoiced to the customers is recorded as a Contract Liability. The Remanufactured Cores expected to be returned are reclassified from Inventory to Contract Assets upon a sale of products containing a Remanufactured Core.

The journal entries related to example Full Value and Nominal Value sales transactions are included in the Appendix A.

Return of Used Cores

When Used Cores are returned by customers and received at our facilities, the Used Core value is reclassified from Contract Assets to Inventory.

Periodic core reconciliation process

Our customer contracts provide for reconciliations of both Used and Remanufactured Cores at the customers’ locations on a quarterly, semi-annual or annual basis. Any differences between the actual and estimated number of cores at the customers’ location based on the reconciliations is recorded as Revenue and Cost of Goods Sold at the reconciliation date. Settlement of the amounts due from the customer is accomplished through either reducing the core deposit Contract Liability payable to the customer (Full Value customers) or invoicing the customer for the contractual amount of the reconciliation difference (Nominal Value customers).

Core valuation

Used Cores included in Inventory and Remanufactured Cores included in Contract Assets are reviewed quarterly to assess whether any adjustments are required to reduce their carrying value to the lower of cost or net realizable value. The net realizable values for Used/Remanufactured Cores are determined based on current purchases from third party core brokers if core purchases in the trailing twelve-month period are significant. We also consider the contractual amount our customers have agreed to pay for Used Cores that are not returned under our core exchange program. We also assess whether any excess and obsolete reserve should be recorded based on sales history, the quantity of Used Core inventory on-hand, and a forecast of potential use of the Used Core inventory. Any carrying value write downs are recorded as charges to Cost of Goods Sold with a corresponding reduction of Contract Assets and Inventory in the period.

●
Customer allowances related to new business – please explain to us how you account for customer allowances when new business is acquired and why you believe that reversing these allowances recorded at acquisition is useful to your investors and reflective of your ongoing product pricing.

Response:

Substantially all of the customer allowances related to new business consist of core premium amortization. Core premium amortization represents amortization of the amounts paid to the customer at the commencement of the relationship for Remanufactured Cores on the customer shelves less the related Used Core cost.

When a customer changes from their existing supplier to us, the customer is generally contractually obligated to pay the incumbent supplier under their existing core exchange program for any Used or Remanufactured Cores that were not returned to them at the termination of the contract. As we assume the new business, our sales agreements with customers require us to reimburse the customer for the amount that was paid to the previous supplier, which is consistent with industry practice.

We record any amounts paid in excess of the related Used Core cost (“core premium”) as an asset and amortize the core premium as a reduction of revenue over the period in which the related revenue is expected to be recorded. We consider, among other things, the length of our largest ongoing customer relationships, duration of customer contracts, and the average life of vehicles on the road in determining the appropriate period of time over which to amortize these core premiums. These core premiums are amortized over a period typically ranging from six to eight years, adjusted for specific circumstances associated with the arrangement.

The core premium is only paid upon initially obtaining the contract with the customer and no additional payments are made upon renewals.

As a very simple example (using numbers consistent with Appendix A), if we acquire new business from a customer, and the customer has 10 units from the prior supplier on its shelf, we would pay the customer $300 for the Remanufactured Core portion of the finished good at the customer’s locations, of which $200 would be recorded as Contract Assets  and $100 would be recorded to core premium (also recorded within Contract Assets). This $100 core premium is amortized as described above. If we lose business from this customer and there are 10 of our units on the shelf at that time, the customer would pay us $300 for the Remanufactured Cores at the customer’s locations.

We have excluded the core premium amortization as it relates to the one-time upfront payment for the acquisition of new business from a customer and the customer’s transition from the previous supplier. We believe that the core premium amortization distorts the reader’s ability to determine the day-to-day metrics of the business because this amount relates toa one-time cash investment to obtain the customer relationship and is reversed if the relationship is ever terminated. There is no economic impact outside of this one-time investment and it does not relate to ongoing sales during the term of the relationship, and therefore excluding such amortization enables investors to better understand the nature of our business and period-over-period comparability. Any gains related to repayment for cores upon a customer’s transition from the Company to a new supplier would also be excluded from non-GAAP measures. These adjustments are consistent with adjustments to determine financial covenants under our credit facility and are also made by analysts who cover our stock.

●
Please provide us with an indication of the amount of new business you acquire in a given year. If you acquire new business regularly, tell us why you believe it is appropriate to exclude the allowances from your performance measures.

Response:

During the six months ended September 30, 2019, we acquired three new business relationships. Although we have generated new business periodically over the past several years, the frequency is not material to our decision to make an adjustment for this amortization cost. Rather we make the adjustment for the reasons provided above.

●
Revaluation – cores on customers’ shelves – Excluding the inventory revaluation required by GAAP appears to result in tailored accounting. In detail, please explain to us why you believe it is appropriate to exclude the inventory revaluation included in cost of sales.

Response:

We revalue Remanufactured Cores on customers’ shelves quarterly to the lower of cost or net realizable value. The impact of this revaluation is reflected in cost of goods sold and has ranged from $1.3 million to $7.4 million over the last eight quarters as the market price of cores has declined. We note that if core prices were to increase, there would not be an upward adjustment.

We excluded the revaluation for Remanufactured Cores on customers’ shelves because it is a non-cash fluctuation and is not related to the contractual arrangements with the customer nor the ongoing sales of finished product to the customer. If the business relationship with the customer is terminated, we would be entitled to the full contractual amount for the cores not returned to us, without giving effect to any revaluation.  As a result, we do not believe that the revaluation reflects the current period’s ongoing operations, and excluding the impact enables period-over-period comparability. These adjustments are consistent with adjustments to determine financial covenants under our credit facility and are also made by analysts who cover our stock.

●
New product line start-up and ramp-up costs and transition expenses – please provide us with a list of the amounts included in this adjustment for each category. Tell us if all of these adjustments relate to the expansion of your operations into Mexico; how often you incur these types of costs; and why you do not consider these to be normal, recurring cash operating expenses. We understand that some of the transition costs incurred relate to lease expense, employee training and redundant costs. Please tell us in more detail about the nature of each of these items.

Response:

For the six months ended September 30, 2019, new product line start-up and ramp-up costs and transition expenses were $3,681,000, consisting of:

●
$1,159,000 relating to rent for our new facilities in Mexico prior to the start-up of production, the redundant expenses incurred during the ramp-up of our new facilities in Mexico and temporary third-party facilities in Mexico in connection with our transition of operations to Mexico.

●	$1,315,000 relating to training of new employees in Mexico and the use of employees in Mexico and Torrance, CA facilities during the transition to full productivity of the new facilities.
●	$1,207,000 relating to other duplicative, non-recurring costs such as temporary equipment rental, temporary security services and freight between the temporary facilities and the new facilities.

The expenses described above relate primarily to the transition of our operations from Torrance, CA to Tijuana, Mexico and the expansion of our operations in Mexico, including adding 782,000 square feet of distribution and production facilities in Tijuana, which began during the latter half of fiscal year 2018 and will continue through the fiscal year 2021. Costs of this type and magnitude have not been incurred since the establishment of our existing facilities in Mexico in fiscal years 2006 and 2007. We do not anticipate a similar significant transition and related costs to occur in the foreseeable future and accordingly do not consider these to be normal, recurring operating expenses.

The expenses also relate to the introduction of our new brake caliper product line. The last time we adjusted for start-up costs related to a new product line production was in fiscal year 2017. Accordingly, we do not consider these to be normal, recurring operating expenses.

These adjustments are consistent with adjustments to determine financial covenants under our credit facility and are also made by analysts who cover our stock.

* * * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (310) 972-4046 or jstone@motorcarparts.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Juliet Stone

cc: David Lee, Chief Financial Officer

Appendix A

Journal entries to record sales1.

Key assumptions in the example below:
●	Sale of 10 units.
●	Unit sale price of $50.
●	Contractual price for Remanufactured/Used Cores not returned $30.
●	Used Core cost of $20.
●	Unit Value of $22.

Summary journal entries for sale to Full value customer:

Dr: Accounts receivable	$800
Cr: Contract liability – core deposit[2]	$300
Cr: Revenue	$500

Dr: Cost of goods sold – Unit Value	$220
Dr: Contract assets – Used Cores expected to be returned[3]	$200
Cr: Inventory – Unit Value and Core	$420

Summary journal entries for sale to Nominal value customer4:

Dr: Accounts receivable	$500
Cr: Revenue	$500

Dr: Cost of goods sold – Unit Value	$220
Dr: Contract assets – Used Cores expected to be returned	$200
Cr: Inventory – Unit Value and Core	$420

1 For simplicity, these illustrative journal entries do not include the accounting for our estimate of the rate at which these customers will forfeit their Remanufactured Core deposit or pay cash in lieu of sending back similar Used Cores under the core reconciliation process.

2 Also referred to as customer core returns accrual.

3 Also referred to as Remanufactured Cores held at customer’s location.

4 Nominal value recorded for Used Cores not expected to be returned of $0.01 in this example is immaterial and not reflected above for simplicity.